UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number 33-19309

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BIG LOTS SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BIG LOTS, INC.
300 Phillipi Road, P.O. Box 28512
Columbus, Ohio 43228-0512
(614) 278-6800

Big Lots Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2011 and 2010,
Supplemental Schedule as of December 31, 2011, and
Report of Independent Registered Public Accounting Firm

Big Lots Savings Plan

INDEX

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE * :

Form 5500, Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011	12

SIGNATURE	13

EXHIBIT:

Consent of Ary Roepcke Mulchaey, P.C.

* All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor's Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Associate Benefits Committee of Big Lots, Inc.:
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of the Big Lots Savings Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ary Roepcke Mulchaey, P.C.

Columbus, Ohio
June 27, 2012

Big Lots Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2011 AND 2010

	2011	2010
Assets
Investments, at fair value (See Note C):
Big Lots, Inc. common shares	$32,949,452	$30,687,018
Mutual funds	70,197,082	79,575,246
Unitized pooled mutual fund	9,971,615	—
Common/Collective trust	46,014,846	43,969,928
Total investments	159,132,995	154,232,192

Receivables:
Company contribution	4,767,527	4,946,694
Participant contributions	245,443	247,179
Notes from participants (See Note B)	8,753,340	8,907,177
Total receivables	13,766,310	14,101,050

Other assets:
Fee income receivable	24,823	180,541
Due from brokers	3,265	—
Accrued income	5	46
Total other assets	28,093	180,587
Total assets	172,927,398	168,513,829

Liabilities
Administrative expenses payable	46,024	56,442
Due to brokers	2,889	—
Fee income payable	8,482	180,541
Total liabilities	57,395	236,983

Net assets reflecting investments at fair value	172,870,003	168,276,846

Adjustments from fair value to contract value for fully benefit responsive investment contracts	(706,533)	—

Net assets available for benefits	$172,163,470	$168,276,846

The accompanying notes are an integral part of these financial statements.

Big Lots Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$6,484,324	$10,571,192
Dividends	1,027,812	990,560
Fee income	185,841	484,702
Total investment income	7,697,977	12,046,454

Interest income on notes from participants	405,585	472,313

Contributions:
Company	4,767,527	4,946,694
Participant	8,662,723	8,475,286
Rollover	297,833	275,409
Total contributions	13,728,083	13,697,389
Total additions	21,831,645	26,216,156

Deductions from net assets attributed to:

Benefits paid to participants	17,570,274	16,542,656
Administrative expenses	211,271	224,494
Fee expense	163,476	484,702
Total deductions	17,945,021	17,251,852
Net increase in net assets available for benefits	3,886,624	8,964,304

Net assets available for benefits:
Beginning of year	168,276,846	159,312,542
End of year	$172,163,470	$168,276,846

The accompanying notes are an integral part of these financial statements.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010

A.	PLAN DESCRIPTION

The following description of the Big Lots Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all U.S. employees of Big Lots, Inc. and its subsidiaries (the “Company”) who have completed one year of service and have completed 1,000 service hours within the eligibility computation period and have attained 21 years of age. Eligible employees may begin participation on the first day following satisfaction of eligibility requirements.

The purpose of the Plan is to encourage employee savings and to provide benefits to participants in the Plan upon retirement, death, disability, or termination of employment. The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Trustee - As a result of its 2009 purchase of Wachovia Bank, N.A., effective June 1, 2010, Wells Fargo Bank, N.A. (the “Trustee”) became the Trustee and Plan Administrator of the Plan. Until May 31, 2010, Wachovia Bank, N.A. was the Trustee.

Administration - The Company has established the Associate Benefits Committee that is responsible for the general operation and administration of the Plan. The Company is the Plan sponsor and a fiduciary of the Plan as defined by ERISA. The Trustee provides recordkeeping services to the Plan.

Contributions - Contributions to the Plan may consist of participant contributions, Company matching contributions, rollover contributions, and profit sharing contributions. Each year, a participant may elect to make a voluntary tax-deferred or after tax contribution up to 50% of their annual compensation (subject to certain limitations for highly compensated individuals), as defined in the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions withheld by the Company are participant directed and are limited by section 402(g) of the Code to an annual maximum of $16,500 in 2011 and 2010. Additional contributions of up to $5,500 in 2011 and 2010 are allowed under the Code for all eligible participants at least age 50 by the end of the respective Plan years. The annual Company matching contribution is 100 percent of the first two percent and 50 percent of the next four percent of participant contributions and was allocated to each participant who (a) was an active participant and employed by the Company on December 31 of the Plan year (including a participant who was on approved leave of absence or layoff) and who completed one year of Vesting Service, as defined by the Plan, or (b) who retired, became disabled, or died during the Plan year. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors. No profit sharing contributions were made in 2011 or 2010.

Participant Accounts - Each participant account is credited with the participant's contribution and allocations of (a) the Company's matching contribution, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The amount of the benefit to which a participant is entitled is the amount of the participant's vested account.

Administrative Expenses and Fees - The Plan participants pay administrative expenses of the Plan through revenue sharing arrangements between the Plan's investment funds and the Plan's trustee, and through fees deducted directly from participant accounts.

The Plan pays no indirect expenses, as revenue sharing and sub transfer fees are credited directly into the Plan's trust accounts. Effective June 3, 2011, the Plan started to allocate fee income into the accounts of those participants investing in those funds that have revenue sharing arrangements. Prior to June 3, 2011, the Plan remitted those amounts to the Plan's trustee with the amounts being reported in the Plan's financial statements as fee income and fee expense.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010

The Company pays substantially all other expenses for the administration of the Plan except for loan administration fees and distribution processing fees, which are allocated to the participant's account. Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan's assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be.

Investments - Participants may direct the investment of their contributions in 1 percent increments into various investment options offered by the Plan. Effective September 1, 2006, the Plan no longer offers shares of the Company's common stock as an investment option. Participants were not required to sell existing shares; however, they can no longer purchase additional shares of the Company's common stock within the Plan.

Vesting - Participants are immediately vested in participant and rollover contributions, plus actual earnings thereon. Vesting in the Company matching contribution is based on years of service. A participant is 100 percent vested after five years of credited service as follows:

Years of Service	Vested percentage
Less than 2	—
At least 2 but less than 3	25
At least 3 but less than 4	50
At least 4 but less than 5	75
5 or more	100

Benefit Payments - Upon termination, retirement, disability, or death, a participant may elect (1) to receive a lump-sum amount equal to the vested interest value of their account (in cash or in kind); (2) an eligible rollover distribution; or (3) to defer distribution provided the participant has not attained age 70 ½ and has a vested interest value of at least $1,000. The portion of the Company's matching contribution that is not fully vested will be forfeited at the time employment terminates. The Company has the right to terminate or amend the Plan at any time. If the Plan is terminated, the Plan assets will be distributed to the participants, after payment of any expenses properly chargeable thereto, in proportion to their respective account balances.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. One loan per participant may be outstanding at any time, and the loan term may not exceed five years. Loans are secured by the balance in the participant's account. Loans bear interest at the Prime rate plus one percent using the rate stated in The Wall Street Journal on the first business day of the month in which the loan was taken. Loan repayments, including interest, are typically processed through regular payroll deductions. The loan balance may be paid off by the participant at any time without penalty.

Forfeited Accounts - Forfeited nonvested contributions are used to reduce Company matching contributions and pay certain Plan expenses. Employer contributions were reduced by $229,203 and $112,000 in 2011 and 2010, respectively, from forfeited nonvested accounts. There were no unused forfeitures at December 31, 2011 and 2010.

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010

Investments - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The RiverSource Trust Income Fund A invests in fully benefit-responsive contracts. This fund is recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statements of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

See “Note C. Fair Value Measurements and Disclosures” below for discussion of fair value measurements.

Income Recognition - Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefit payments are recorded when paid.

Notes from Participants - Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred.

Recently Issued Accounting Pronouncements - In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in GAAP and International Financial Reporting Standards ("IFRSs"). ASU 2011-04 amended Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Subsequent Events - Management has evaluated events and transactions subsequent to the financial statement date. Based on this evaluation, management is not aware of any events or transactions (other than those disclosed elsewhere) that occurred subsequent to the financial statement date but prior to filing that would require recognition or disclosure in these financial statements.

C.	FAIR VALUE MEASUREMENTS AND DISCLOSURES

ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to Level 1 and the lowest priority to Level 3.

Level 1, defined as observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2, defined as observable inputs other than Level 1 inputs. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques and inputs used for each class of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common shares: Valued at the closing price reported on the New York Stock Exchange (Level 1).

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market (Level 1).

Unitized pooled mutual fund: Valued at the respective NAV as reported by such trusts/funds, which are reported at fair value. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of these funds. The NAV is a quoted price in a market that is not active (Level 2).

Common collective trust: Valued at the respective NAV as reported by such trusts/funds, which are reported at fair value. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. The investment seeks to maintain principle value, protect against market price volatility, obtain consistent income return, and provide liquidity for benefit payments and withdrawals. The common collective trust invests primarily in investment contracts issued by insurance companies, banks, and other financial institutions. The Plan does not have any contractual obligations to further invest in this fund. The NAV is a quoted price in a market that is not active (Level 2).

These methods may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010

The following table sets forth the Plan's investment assets at fair value as of December 31, 2011 and 2010, by level, within the fair value hierarchy:

	Assets at fair value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Common stocks:
Retail	$32,949,452	$—	$—	$32,949,452

Mutual funds:
Growth funds	19,269,829	—	—	19,269,829
Value funds	18,500,112	—	—	18,500,112
Index funds	10,749,005	—	—	10,749,005
Balanced funds	10,147,012	—	—	10,147,012
International funds	8,791,956	—	—	8,791,956
Bond fund	2,173,450	—	—	2,173,450
Money market fund	565,718	—	—	565,718
Total mutual funds	70,197,082	—	—	70,197,082

Unitized pooled mutual fund:
Bond fund (a)	—	9,971,615	—	9,971,615

Common/Collective trust:
Fixed income (b)	—	46,014,846	—	46,014,846
Total	$103,146,534	$55,986,461	$—	$159,132,995

	Assets at fair value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Common stocks:
Retail	$30,687,018	$—	$—	$30,687,018

Mutual funds:
Growth funds	32,768,655	—	—	32,768,655
Index funds	10,405,436	—	—	10,405,436
International funds	9,640,001	—	—	9,640,001
Balanced funds	9,488,670	—	—	9,488,670
Fixed income funds	9,370,978	—	—	9,370,978
Value funds	6,348,733	—	—	6,348,733
Bond fund	1,184,724	—	—	1,184,724
Money market fund	368,049	—	—	368,049
Total mutual funds	79,575,246	—	—	79,575,246

Common/Collective trusts:
Fixed income (c)	—	43,969,928	—	43,969,928
Total	$110,262,264	$43,969,928	$—	$154,232,192

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010

(a)
This fund invests in the Wells Fargo Collective Fund for Pimco Total Return. Total Return is a core bond portfolio strategy that seeks maximum current income and price appreciation consistent with the preservation of capital and prudent risk taking. All sectors of the bond markets are utilized.

(b)
Investment seeks to provide income consistency. The fund is invested in the RiverSource Trust Income Fund A, which may invest in fixed-income instruments, stable value investment contracts issued by various banks, life insurance companies and other financial institutions and in units of collective investment funds with investment objectives similar to those of this fund.”

(c)
Investment seeks to provide income consistency. The fund is invested in the RiverSource Trust Income Fund II, which may invest in fixed-income instruments, stable value investment contracts issued by various banks, life insurance companies and other financial institutions and in units of collective investment funds with investment objectives similar to those of this fund.

D.	TAX STATUS

The Plan obtained its latest determination letter on February 25, 2010, in which the Internal Revenue Service ("IRS") stated that the Plan was designed in accordance with the applicable requirements of the Code. As qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended subsequent to the Plan documents reviewed by the IRS, the Plan administrator believes the Plan is being, and was, prior to receipt of the February 25, 2010 determination letter, operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdiction; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

E.	INVESTMENTS

The fair value of individual investments that represent five percent or more of Plan net assets at December 31, 2011 and 2010 are as follows:

	2011	2010
RiverSource Trust Income Fund A	$46,014,846	$—	*
Big Lots, Inc. common shares	32,949,452	30,687,018
Selected American Shares Fund	11,327,868	—	*
Vanguard Institutional Index Fund	10,749,005	—	*
American Balanced Fund	10,147,012	9,488,670
The Growth Fund of America	10,026,846	11,915,978
PIMCO - Unitized pooled mutual fund	9,971,615	—	*
Artisan International Fund	8,791,956	9,640,001
RiverSource Trust Income Fund II	—	43,969,928	*
Davis New York Venture Fund	—	12,533,985	*
RiverSource S & P 500 Index Fund	—	10,405,436	*
Harbor Bond Fund	—	9,370,978	*

* Shown for comparison purposes only, since these investments represent more than five percent of Plan net assets in only one of the years presented.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010

During 2011 and 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2011	2010
Big Lots, Inc. common shares	$7,240,233	$2,239,036
Mutual funds	(1,547,148)	7,724,253
Unitized pooled mutual fund	74,151	—
Common/Collective trust	717,088	607,903
Net appreciation	$6,484,324	$10,571,192

F.	RISKS AND UNCERTAINTIES

The Plan provides for the various investment options. Any investment is exposed to various risks, such as interest rate, credit and overall market volatility risk. These risks could result in a material effect on participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

G.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Company terminates or partially terminates the Plan, affected participants would become 100 percent vested in their accounts.

H.	PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by the Trustee, its subsidiaries or affiliates. In addition, the Plan holds common shares of the Company and makes loans to participants. These transactions qualify as exempt party-in-interest transactions.

I.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Upon a participant's default in a participant loan, the remaining loan amount due to the Plan will be treated as a deemed distribution to the extent a distribution to the participant is not permissible under the Plan. A participant loan that has been treated as a deemed distribution on Form 5500 is removed from Plan assets on Form 5500. However, deemed distributions remain part of the participant's account balance in these financial statements until a distributable event occurs for the participant.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010

The following reconciles participant loans and net assets available for benefits per these financial statements to Form 5500 at December 31, 2011 and 2010:

	2011	2010
Notes from participants per the financial statements	$8,753,340	$8,907,177
Less: Certain deemed distributions of participant loans	(94,218)	(121,247)
Participant loans per Form 5500	$8,659,122	$8,785,930

	2011	2010
Net assets available for benefits per the financial statements	$172,163,470	$168,276,846
Add: Adjustment from fair value to contract value for fully
benefit-responsive contract	706,533	—
Less: Certain deemed distributions of participant loans	(94,218)	(121,247)
Net assets available for benefits per Form 5500	$172,775,785	$168,155,599

The following is a reconciliation of the increase in net assets per the financial statements for the year ended December 31, 2011, to Form 5500 net income:

Net increase in assets per the financial statements	$3,886,624
Add: Adjustment from fair value to contract value for fully
benefit-responsive contract	706,533
Add: Certain deemed distributions of participant loans
at December 31, 2010	121,247
Less: Certain deemed distributions of participant loans
at December 31, 2011	(94,218)
Net income per Form 5500	$4,620,186

Big Lots Savings Plan
EIN #06-1119097 PLAN #002
FORM 5500, SCHEDULE H, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost **	(e) Current value

*	Big Lots, Inc.	Common shares: 872,602 shares		$32,949,452

	Common/Collective trust:
	RiverSource	Trust Income Fund A: 4,485,972 units		46,014,846

	Unitized pooled mutual fund:
	* PIMCO Total Return Fund	Collective Fund: 659,701 units		9,971,615

	Mutual funds:
	Selected	American Shares Fund: 287,218 shares		11,327,868
	Vanguard	Institutional Index Fund: 93,437 shares		10,749,005
	American	Balanced Fund: 557,222 shares		10,147,012
	The Growth Fund of America	Growth Fund: 349,124 shares		10,026,846
	Artisan	International Fund: 443,366 shares		8,791,956
	Baron	Asset Fund: 89,628 shares		4,128,286
	Baron	Growth Fund: 73,789 shares		3,789,060
	American Century	Equity Income Fund: 463,603 shares		3,370,391
	Royce	Total Return Fund: 214,836 shares		2,715,523
	Vanguard	Inflation Pro Sec Fund: 78,436 shares		2,173,450
	Hussman	Strategic Growth Fund: 106,604 shares		1,325,637
	Washington Mutual	Investors Fund: 38,251 shares		1,086,330
	* Wells Fargo	Money Market Fund: 565,718 shares		565,718
	Total mutual funds			70,197,082

	Notes receivable from participants	4.25% - 10.50%	—	8,753,340

	TOTAL			$167,886,335

	*	Party-in-interest
	**	Cost is not applicable for participant-directed investments

The notes to the financial statements are an integral part of this schedule.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BIG LOTS SAVINGS PLAN

Dated: June 27, 2012	By: /s/ Charles W. Haubiel, II
Charles W. Haubiel, II
Executive Vice President, Legal and Real Estate, General Counsel and Corporate Secretary